FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Appointment of Company Secretary & Compliance Officer

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

Pursuant to Regulation 30 (2) read with Para A of Part A of Schedule III of SEBI (Listing obligations and disclosure requirements), 2015 and further circular of SEBI dated September 9, 2015, we wish to inform you that the Board of Directors of ICICI Bank at its Meeting held today appointed Mr. Ranganath Athreya as the Company Secretary and Compliance Officer of the Bank effective July 28, 2018.

Reason for change	Appointment
Date of appointment	w.e.f July 28, 2018
Brief Profile

Mr. Ranganath Athreya, aged 53 years is an Associate member of the Institute of Company Secretaries of India and holds a Bachelor’s degree in General Laws. He has also successfully completed his Executive Program in General Management (EPGM) at Massachusetts Institute of Technology (MIT) - Sloan School of Management. He has handled a variety of activities including mergers & acquisitions, public issue management, capital market offerings (including overseas depository receipts), mutual fund offerings, Portfolio Management Services offerings and others in his career.

He has been associated with the ICICI Group for more than 15 years and has considerable experience in the Secretarial and Compliance functions at the Bank as well as at ICICI Prudential Asset Management Company Limited where he was Executive Vice President - Compliance, Legal and Company Secretary.

He has worked with IDBI Bank, Karnataka Bank and TVS Group prior to the ICICI Group and has a total experience of around 30 years.

We would also like to inform you that the Board of Directors of ICICI Bank at its Meeting held today noted the cessation of Mr. P. Sanker, as the Company Secretary and Compliance Officer of the Bank effective close of business hours on July 27, 2018.

You are requested to please take the above on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 27, 2018	By:	/s/ Vivek Ranjan
			Name :	Mr. Vivek Ranjan
			Title :	Chief Manager